AVRA MEDICAL ROBOTICS, INC.

3259 Progress Drive Suite 126

Orlando, FL 32826

May 11, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Laurie Abbott

Ms. Amanda Ravitz

Ms. Julie Sherman

Ms. Kate Tillan

Re: AVRA Medical Robotics, Inc.

Registration Statement on Form S-1

Filed February 14, 2017

File No. 333-216054

Ladies and Gentlemen:

In response to the Staff’s letter of March 13, 2017, AVRA Medical Robotics, Inc. (the “Company”) hereby files Amendment No. 1 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Prospectus Cover

Comment:

1.	Please include the dealer prospectus delivery obligation on the outside back cover of the prospectus. See Item 502(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the requested disclosure regarding the dealer prospectus delivery obligation has been added to the outside back cover of the prospectus.

Prospectus Summary, page 2

Comment:

2.	Where you make qualitative statements, please identify the source of this information or characterize the statement as management’s belief. We note, for example, your disclosure on page 2 regarding robot’s “improved accuracy and visualization” that is “equal to or better than that of invasive surgery,” and collaboration between humans and robots being “so difficult to design well”; on page 3 regarding “one of the most important technical challenges”; and on page 31 regarding “some of the best robotic surgeons in the world,” “most respected hospital names,” and “strong relationships.”

Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Response:

The disclosure throughout the prospectus, including in the “Prospectus Summary” and “Proposed Business” sections, has been revised to give effect to the Staff’s comments.

Comment:

3.	We note your reference to www.allaboutroboticsurgery.com. Please see footnote 41 and the related text in Release 33-7856 (April 28, 2000) regarding your obligations when including web site addresses in your document, including the obligation to file linked information.

Response:

The website reference has been deleted in response to the Staff’s comment.

Comment:

4.	Since the global skin care market likely includes a wide variety of products and services, it is unclear how your disclosure of its size provides meaningful information to investors about your proposed business. Please revise or advise.

Response:

The disclosure has been revised to give effect to the Staff’s comment.

Comment:

5.	Refer to the first full paragraph on page 3 and your preceding disclosure regarding the surgical robotics industry. It is not clear how your anticipated product or service represents an “innovative approach” to this field. In the following paragraph you assert that improvements in “motors, materials and high resolution imaging allow” robotics in the treatment of damaged skin, but go on to state that you are not aware of a robotic product for skin repair. Please revise to make clear what opportunity your anticipated product is expected to address and how you know that the improvements you enumerate already allow for damaged skin treatment if there are no current products addressing this application

.

Response:

The Company has substantially revised the disclosure as requested by the Staff.

Comment:

6.	In your discussion of the surgical robotics industry, revise to provide a clear picture of the state of current technology, including the very limited use and application of “real-time imagining,” and risks involved. Alternatively, you may choose to limit your discussion of those aspects of robotic treatment which would apply to your anticipated market, so that you create a realistic picture of where your possible business fits within the universe of medical robotics.

Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Response:

The disclosure has been revised in response to the Staff’s comment.

Risk Factors, page 6

We will require substantial additional financing, page 7

Comment:

7.	Given your disclosure on page 32 regarding obtaining FDA approval, please clarify your disclosure here stating “if any are mandated.”

Response:

We have clarified the disclosure as requested by the Staff.

If we or our third-party manufacturers or suppliers fail to comply, page 12

Comment:

8.	Please expand your disclosure regarding your third party manufacturers and suppliers to clarify whether you have already established relationships or entered agreements with any such manufacturers or suppliers.

Response:

The risk factor disclosure has been revised and expanded in response to the Staff’s comment.

The Jobs Act has reduced the information that the Company is required to disclose, page 15

Comment:

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

As of the date of this letter, there have not been any written communications to potential investors, as defined in Rule 405. The Company will provide copies of any such Rule 405 written communications used in the future to the Staff.

Determination of Offering Price, page 19

Comment:

10.	Please expand your disclosure to explain that you have arbitrarily determined an initial offering price of your shares that will apply until your shares are quoted on the OTCQX or the OTCQB.

Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Response:

The disclosure has been revised and expanded both in the section referred to and in the “Risk Factors” section to provide the disclosure requested by the Staff.

Selling Shareholders, page 20

Comment:

11.	Rather than referring to “various transactions,” specifically identify each transaction in which selling shareholders received their shares and provide sufficient detail to establish the exemption upon which you relied in issuing the securities to the holder.

Response:

The disclosure has been revised to specify the specific transactions in which the shares being registered were issued.

Comment:

12.	Refer to the third paragraph on page 20. Please note that you must disclose all material relationships you have had with the selling shareholders during the past three years, even if they involve rendering service in the ordinary course of business. Please revise.

Response:

The material relationships have been set forth in the revised disclosure in response to the Staff’s comment.

Comment:

13.	Please revise your selling shareholders table to list the actual holder of the shares, even if such shareholder in an entity. In this regard, we note the entities listed in footnotes 1–18 to this table. If any persons who have control over the selling shareholder entities have held any position or office with you or have had any other material relationship with you within the past three years, please provide the Regulation S-K Item 507 disclosure with respect to those control persons. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 140.02, available on the Commission’s website.

Response:

The selling shareholders table has been revised as requested by the Staff.

Comment:

14.	Please include a column in your selling shareholders table indicating the percentage, if greater than one percent, of the class to be owned by each shareholder after completion of the offering. See Item 507 of Regulation S-K.

Response:

The requested additional column has been added to the selling shareholders table in accordance with Item 507 of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Proposed Business, page 26

Comment:

15.	We note your disclosure regarding your team “bring[ing] the necessary resources, including intellectual property,” to develop and commercialize your intended products. Please disclose the nature of such intellectual property and other resources, clarify who owns them, and describe the material terms of any agreements pursuant to which you have been authorized to use such intellectual property and other resources.

Response:

The disclosure both here and in the “Prospectus Summary” section has been revised in response to the Staff’s comment.

Current Market, page 27

Comment:

16.	Please reconcile your disclosure in the fifth paragraph on page 27 that you are currently developing a product for minimally invasive surgical facial corrections with your disclosure in the second paragraph on page 28 that your target market is the non-surgical segment of the skin resurfacing market.

Response:

The disclosure noted by the Staff has been revised for consistency.

Efficiently to Market with a Superior Solution, page 30

Comment:

17.	Please provide support for your statement that the cost of acquiring CO2 Lasers is higher than your planned system. If you are relying on yours or third-party data to support this statement, please indicate the source of that data.

Response:

We have revised the disclosure in response to the Staff’s comment.

Comment:

18.	We note your disclosure in the first bullet point on page 31 that all elements of your robotic device have been designed. However, from your current disclosure, it is unclear what your product is and how it will achieve your intended results. Accordingly, please more thoroughly describe your “treatment delivered by a robotic device” and your “planned technology.” Also clarify by what mechanism your device and technology will “improve[] the appearance of skin.”

Response:

The referenced disclosure has been clarified and expanded to give effect to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Comment:

19.	Please expand your disclosure regarding the other users of your technology to identify the other users and any relationship you have with them. Please also clarify whether you or the other users developed the technology, for what applications the technology has received FDA 510(k) approval, and any licensing arrangements pursuant to which you and the other users share this technology.

Response:

The disclosure has been expanded and clarified as requested by the Staff.

Comment:

20.	Additionally, given that the technology has not yet received FDA approval as used in your product, and because safety and efficiency are terms of art used in describing FDA clearances and approvals, please refrain from using these terms in describing your product.

The Company has removed the terms referenced in the Staff’s comment from the disclosure.

Comment:

21.	We note your disclosure in the first paragraph on page 31 regarding your ability to rapidly develop, commercialize, and market your product. Please expand your disclosure to provide a clear indication of your business plan to achieve commercialization and revenues. Your discussion should make clear what material steps are needed to achieve sales of your product, your anticipated timeframe for seeking FDA approval, and your anticipated capital needs to complete each step.

Response:

We have expanded and clarified the disclosure regarding the commercialization and FDA approval processes as requested by the Staff.

Comment:

Development Strategy, page 31

22.	Please expand your disclosure regarding your Research Agreement with UCF to describe the “objectives as stated in the Statement of Work.”

Response:

We have provided the additional disclosure regarding the Statement of Work requested by the Staff.

Market for Common Equity and Related Shareholder Matters, page 34

Comment:

23.	Please provide the disclosure required by Item 201(a)(2)(i) of Regulation S-K. We note, for example, the options issued to legal counsel disclosed on page F-12 and F-24.

Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Response:

The disclosure required by Item 201(a)(2)(i) of Regulation S-K has been provided in a subsection entitled “Options, Warrants and Convertible Securities” added to the referenced section of the Prospectus.

Management, page 30

Comment:

24.	Please ensure that you disclose all business experience of your directors and executive officers during the past five years. In this regard, we note that Mr. Cohen has served as CEO of AVRA Surgical Robotics, Inc. since February 8, 2013, as indicated in the Form S-1 filed by AVRA Surgical Robotics, Inc. on February 12, 2013 and the website www.allaboutroboticsurgery.com. Please also disclose Mr. Cohen’s directorship with AVRA Surgical Robotics, Inc. See Item 401(e)(2) of Regulation S-K. Similarly, please expand your disclosure regarding Mr. Schauer’s business experience to describe his role as CFO of AVRA Surgical Robotics, Inc. Please also include appropriate risk factor disclosure regarding Mr. Cohen and Mr. Schauer’s positions with other businesses.

Response:

The additional biographical information requested by the Staff has been provided and the appropriate risk factor has been revised as requested by the Staff.

Executive Compensation, page 42

Comment:

25.	Please revise your summary compensation table so that options column discloses the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718 and the total column includes the value of the option awards. See Item402(n)(2)(vi) and (x) of Regulation S-K.

Response:

The additional column has been added to the summary compensation table to disclose the aggregate grant date fair value of the options.

Security Ownership of Certain Beneficial Owners and Management, page 45

Comment:

26.	It appears that Avra Acquisitions, LLC owns 5% or more of your common stock. Accordingly, please expand this table to include Avra Acquisitions, LLC as a separate shareholder. Please note that, in addition to separately disclosing Avra Acquisitions, LLC’s shares, you should continue to include the shares of Avra Acquisitions, LLC among Mr. Cohen’s holdings.

Response:

The principal shareholders table has been expanded and revised in accordance with the Staff’s comments.

Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

Comment:

27.	Please have your auditors revise the third paragraph of their opinion to state the period upon which they are opining, which appears to be the period from inception to December 31, 2015.

Response:

The updated auditors report included in the filing addresses the Staff’s comment.

Note 1. Organization and Basis of Accounting, page F-7

Comment:

28.	We note that you also discuss a company called AVRA Surgical on the website www.allaboutroboticsurgery.com which you reference in the overview section of the Form S-1. Please explain to us the relationship between these two companies and whether the AVRA technology being used by AVRA Medical Robotics was initially developed by AVRA Surgical. Also include a chronology of the development of the AVRA technology (the surgical robotic technology being used in your products) and the entities through which it was developed.

Response:

The footnote has been revised in accordance with the Staff. We do note that the reference to the website has been deleted in the instant filing.

Note 3. Research Collaboration Agreement, page F-20

Comment:

29.	We note that you only include $81,654 as research and development expense for the nine months ended September 30, 2016. Please tell us how you have accounted for this agreement, specifically how you determine the amount to record as research and development expense and accrued liabilities each period.

Response:

The footnote has been revised in accordance with the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-1

Comment:

30.	Please provide the Regulation S-K Item 701 disclosures for the issuance of options disclosed in the last two paragraphs on page F-12.

Response:

The Regulation S-K Item 701 disclosures have been added to Item 15 of Part II of the Registration Statement as requested in the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Item 17. Undertakings, page II-2

Comment:

31.	Please provide the undertakings required by Regulation S-K Item 512(a)(6).

Response:

Item 17 of Part II of the Registration Statement has been revised to provide the additional undertakings referenced by the Staff in its comment.

Exhibits

Comment:

32.	Please file as exhibits the Indemnification Agreements disclosed on page F-12 and the form of your 7.5% Convertible Promissory Note disclosed on page II-1.

Response:

The Company has filed the requested documents as exhibits to the Registration Statement.

If you have any further questions or comments, kindly contact the undersigned at (407) 956-2250 or our counsel, Dale S. Bergman, Esq. of Gutierrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

AVRA MEDICAL ROBOTICS, INC.

By:	/s/ Barry F. Cohen
Barry F. Cohen
Chief Executive Officer